Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT INTERCEPTS 6.40 G/T AU OVER 52.8 METRES IN WASAMAC MAIN ZONE, AND ANNOUNCES FIVE FOCUS AREAS TO IMPROVE PROJECT ECONOMICS

MONTREAL, Quebec, Canada, May 8, 2012 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce results from more than 10,000 metres of drilling on its Wasamac property (the “Property”) and 4,000 metres on the adjacent Globex option.

Greg Chamandy, Executive Chairman of Richmont Mines, commented: “We are very pleased to report that drilling at Wasamac continues to yield very promising results, reinforcing our belief that the Wasamac property has great future potential for Richmont and its shareholders. We look forward to improving the economics of the project by means of five key focus areas, and maintain our belief that Wasamac has the potential to catapult Richmont into the intermediate producer category. We look forward to updating the market with new developments throughout 2012, and it is our goal to issue a revised preliminary economic assessment with improved and more robust economics as soon as the project is fully optimized.”

Highlights:

  New 2012 drill results include: 6.40 g/t Au over 52.80 metres, 2.83 g/t Au over 71.76 metres and 4.61 g/t Au over 34.94 metres in the Main Zone, 3.80 g/t Au over 7.01 metres, 3.37 g/t Au over 9.45 metres and 5.16 g/t Au over 11.11 metres in Zone 2, and 5.19 g/t Au over 7.81 metres in Zone 3 (all cut grades and true widths);

  7.09 g/t Au over 5.22 metres, 4.07 g/t Au over 4.44 metres and 1.87 g/t Au over 9.24 metres in newly discovered Zone 4 which is located on the boundary of the Wasamac property and the Globex option;

  Richmont has identified 5 key focus areas that will be assessed to improve the project economics;

  The 2012 drilling program will include approximately 55,000 metres, and will now focus primarily on the Main Zone, Zone 3 extension and the optioned Globex claims.

TABLE 1
NEW WASAMAC DRILL RESULTS(1)
								Vertical
				True	Au Cut	Ag Cut		Depth of
Hole Number	Length	From	To	Width	Grade(2)	Grade(3)	Zone	Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t)	(g/t)		(metres)
WS-11-128A	1,407	1,281.00	1,285.15	4.02	0.27	1.42	3 Deep	1,100
WS-282-02	615	476.85	540.00	52.80	6.40	0.85	Main	488
WS-282-03	591	450.20	535.00	71.76	2.83	0.31	Main	470
WS-292-01AB1	51		Abandoned, wrong deviation.				Main	-
WS-292-01	618	537.50	581.00	34.94	4.61	1.19	Main	549
WS-292-02	114		Halted. To be restarted winter 2013.				Main	-
WS-377-01	407	319.00	324.50	5.28	1.12	2.70	2	246
WS-377-02	351	308.00	316.00	7.83	1.48	1.37	2	230
WS-386-01AB	36		Abandoned. Wrong deviation.				2	-

RICHMONT INTERCEPTS 6.40 G/T AU OVER 52.8 METRES IN WASAMAC MAIN ZONE, AND ANNOUNCES FIVE FOCUS AREAS TO IMPROVE
PROJECT ECONOMICS
May 8, 2012
Page 2 of 4

TABLE 1 (CONTINUED)
NEW WASAMAC DRILL RESULTS(1)
								Vertical
				True	Au Cut	Ag Cut		Depth of
Hole Number	Length	From	To	Width	Grade(2)	Grade(3)	Zone	Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t)	(g/t)		(metres)
WS-386-01	552	483.00	488.70	4.39	1.82	1.01	2	470
WS-386-01AB1	39		Abandoned. Wrong deviation.				2	-
WS-386-01AB2	30		Abandoned. Wrong deviation.				2	-
WS-386-02	564	502.80	510.80	5.92	1.25	1.82	2	497
WS-387-01	139		Halted. To be restarted in winter 2013.				2	-
WS-392-02	391	310.00	319.00	7.01	3.80	7.34	2	303
WS-393-01	558	492.60	505.00	9.45	3.37	4.42	2	487
WS-393-02	148		Halted. To be restarted in winter 2013.				2	-
WS-404-02AB	57		Abandoned. Wrong deviation.				2	-
WS-404-02	480	398.25	411.80	11.11	5.16	0.73	2	384
WS-437-01	375	303.00	308.00	4.28	1.30	0.01	3	270
WS-458-01	360	292.00	297.00	4.08	1.02	0.11	3	254
WS-458-02	441	327.35	338.00	7.81	5.19	0.53	3	310
WS-458-03	377	252.60	257.17	4.00	0.24	0.10	3	201
WS-460-01	850	787.00	792.18	4.00	0.07	0.10	3	769
WS-460-03	540	464.00	471.35	6.47	2.91	1.03	3	414
WS-480-01	679	578.00	585.00	5.22	7.09	2.00	4	550
Metres drilled:	10,770

(1)	Please see the regulation 43-101 at the end of this release for full analysis details.
(2)	High values are cut at 35 g/t Au.
(3)	High values are cut at 35 g/t Ag.

TABLE 2
DRILL RESULTS: GLOBEX OPTION(1)(2)
								Vertical
				True	Au Cut	Ag Cut		Depth of
Hole Number	Length	From	To	Width	Grade(3)	Grade(4)	Zone	Intersection
	(metres)	(metres)	(metres)	(metres)	(g/t)	(g/t)		(metres)
WG-480-02	638	533.40	539.00	4.44(5)	4.07	0.72	4	489
WG-480-04	677	589.40	602.10	9.24	1.87	N/A	4	575
WG-480-05	1,206	1,072.10	1,127.10	55.00(5)	Nil	N/A	WSZ(6)	992
WG-516-01	750	674.10	685.00	10.90(5)	Nil	N/A	WSZ(6)	473
WG-516-02	951	708.35	711.00	2.65(5)	0.45	0.42	WSZ(6)	627
Metres drilled:	4,222

(1)	Please see the regulation 43-101 at the end of this release for full analysis details.
(2)	Holes WG-480-04, WG-480-05 and WG-516-01 were drilled in 2011.
(3)	High values are cut at 35 g/t Au.
(4)	High values are cut at 35 g/t Ag.
(5)	Core length, not true width.
(6)	Wasamac Shear Zone..

Link toChart 1: Longitudinal Section – Wasamac: 2012 exploration results to date

RICHMONT INTERCEPTS 6.40 G/T AU OVER 52.8 METRES IN WASAMAC MAIN ZONE, AND ANNOUNCES FIVE FOCUS AREAS TO IMPROVE
PROJECT ECONOMICS
May 8, 2012
Page 3 of 4

The five key focus areas to improve Wasamac project economics
Throughout 2012 Richmont will concentrate on optimizing the Wasamac project mine design. These objectives include:

1)	Increasing the resource base included in the mining plan, particularly in the Main Zone by:

	a)	Completing a technical study with the objective of adding a portion of the existing footwall/hanging wall resource located in the old mine to the mining plan;

	b)	Pursuing additional exploration drilling with the goal of extending the lateral and vertical extensions of known zones;

2)	Including the silver grade in the geological and economic models;

3)	Evaluating the Wasamac resource using a higher cut-off grade to measure the impact on the overall grade and on the project’s economic analysis;

4)	Evaluating accessing the ore body via ramp only, with a lower production rate, beginning the operation with the larger and higher grade zones to reduce the pre-production capital costs;

5)	Completing a detailed study to improve gold metallurgical recovery.

Additional details about the Wasamac Property
As of December 31, 2011, the Wasamac property had estimated Measured and Indicated Resources of 6.7 million tonnes grading 2.56 g/t Au for 556,385 ounces of gold, and Inferred Resources of 25.6 million tonnes grading 2.58 g/t Au for 2,130,532 ounces of gold.

The 7.58 km2 (757.65 hectare) Wasamac property is located 15 km west of Richmont’s headquarters in Rouyn-Noranda, Quebec, in the heart of the Abitibi gold mining district and is less than 10 km east of the Francoeur Mine. The past-producing Wasamac Mine produced a total of 1.9 million metric tonnes at an average grade of 4.16 g/t Au between 1965 and 1971. This production generated 252,923 ounces of gold, mostly from the Main Zone.

Globex Option Claim Details
The 5 claims under the Agreement cover a total area of 2.07 km2 (207 hectares), and are adjacent to the eastern boundary of Richmont’s Wasamac property. The potential for gold from surface to the -200 metre elevation on the Wasa Shear Zone was tested by previous owners, and no significant results were obtained. The objective of Richmont is to verify the potential presence of mineralized zones similar to those observed on the Wasamac property at deeper elevations.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to an annual rate of approximately 100,000 ounces of gold. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT INTERCEPTS 6.40 G/T AU OVER 52.8 METRES IN WASAMAC MAIN ZONE, AND ANNOUNCES FIVE FOCUS AREAS TO IMPROVE
PROJECT ECONOMICS
May 8, 2012
Page 4 of 4

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. The analyses were conducted at the Lab-Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish. A quality assurance and quality control program (QA/QC) is implemented by Richmont with the insertion of standards and blanks in each batch of 20 samples sent to the laboratory.

The resource estimate of the Wasamac property is based on the 43-101 technical report filed on SEDAR on January 27, 2012, and was performed by Mr. Daniel Adam, Geo., Ph.D., General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
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